SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  August 8, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibits 1 and 2 and incorporated by reference herein are the Registrant's News Releases dated August 3 and 6, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation
(Registrant)

James E. Sinclair
Date: August 8, 2012
James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – August 3, 2012

Tanzanian Royalty Assay Results at Depth Extended To Buckreef North 26 metres at 4.30g/t Gold, including10 metres at 8.42g/t Gold

Tanzanian Royalty Exploration Corporation is very pleased to announce additional assays from its current drilling program at the Buckreef Gold Project in northwest Tanzania. These results are part of an ongoing deep drilling program designed to confirm the mineralisation at depth and determine the potential for increasing the size of the mineral resource estimate published in June 2012.

•

Results from these assays include a wide mineralized interval of 4.30 g/t gold over 26 meters in drillhole BMDD162, including 10m @ 8.42g/t Au. In this drill hole, the gold mineralization starts at 228 meters from surface and extends to a depth of 254 meters below surface.

•

Drill holes BMDD167 also intersected significant gold mineralization at depth with 3.13 g/t Au over 28 meters from 409m, including 5.03 g/t Au over 7 meters from 422m.

•

Drill holes BMDD164,  intersected two significant gold mineralization at depth with 4.28 g/t Au over 9.4 meters from 347m, including 11.21 g/t Au over 2 meters and 2.68g/t Au over14 meters from 534 meters.

•

Drill holes BMDD161, intersected gold mineralization at depth with 3.36 g/t Au over 2 meters from 395m.

•

Drill holes BMDD161W1, intersected gold mineralization at depth with 2.82 g/t Au over 2.5 meters from 509.5m.

The intersected gold mineralization is characterized by brecciated quartz vein and strongly silica-carbonate-pyrite alteration and is hosted in shear zones emplaced along the fine grained basaltic sequence and medium grained dolerite intruded by felsic porphyry units. The best gold grades are confined within brecciated and altered dolerite with felsic porphyry intercalation and grey quartz vein with fine disseminated pyrite.

The intersection reported here is a core length and may not represent true width but the true width is estimated to be 50 – 60%.

“The exploration program at Buckreef is now at a stage where the drilling systematically builds on the existing model to determine the potential to add more gold ounces to the initial resource estimate published in June 2011. The objective is to explore the expanse of this gold deposit while forming a better understanding of how the gold will be extracted,” stated Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania).  “Further, we are very excited about the results of the deep drilling.  With such wide intercepts of significant grade, we have decided to continue to drill in order to update our resource base.  Meanwhile, all mineralized zones below a vertical depth of 350m below surface remain largely untested.”

Sample Protocol and QA/QC

The samples chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Core samples are picked up from the drill site at the end of every shift by Company personnel for direct delivery to the secured drill core storage house located next to the Buckreef exploration office. The storage is accessible only by approved personnel.

Intervals of core to be analyzed are split with a mechanized core cutter in half with one half to be sent to the laboratory for geochemical analysis and the remaining half to be kept in the storage for future reference and uses. Samples to be assayed will remain under the control of Company personnel until submitted to SGS laboratory in Mwanza for 50g fire assay (FA) with AAS finish (0.01ppm LLD). The average percentage of recovery core is 95%. Sample intervals of 1m or less but greater than 0.5m depended on geology.

SGS laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting. In addition to SGS internal standards materials and blank samples, the Company regularly inserts into every batch its own certified standards, coarse blanks and duplicate samples in the sample stream approximately every 20 samples.

Qualified Person

The Company’s Qualified Person, Mr. Phillip Kaniki, has reviewed and approved the content of this news release. Mr. Phillip Kaniki has a Bachelor of Science in Geology degree from the University of Dar es Salaam (1997) and is a registered scientist with the Canadian Institute of Mining, Metallurgy and Petroleum (Reg. No. 156370).

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

Exhibit 2

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – August 06, 2012

Tanzanian Royalty Reports High Grade Assay Results at Buckreef Project including 3.5 Metres @ 35.54 g/t Au, 7 Metres @ 18.47 g/t Au, 4 Metres @ 14.47 g/t Au and 17 Metres @ 5.26 g/t Au

Tanzanian Royalty Exploration Corporation is pleased to announce the release of new assay results from its current deep drill program at the Buckreef Gold Project in Tanzania targeting the deep extension potential. These results are part of the ongoing drill program designed to determine the potential for expanding the size of the mineral resource estimate published in June 2011.

The results of the systematic drilling in the deep extension of Main zone and North zone demonstrate that this zone continues to deliver interesting results at depth as indicated below:

•

Drill hole BMDD166 returned an interval of 7.66 metres at 5.56g/t gold, including 3 metres at 9.35g/t gold and a second zone of 7 metres grading 18.47g/t Au, including 3.5 metres at 35.54g/t Au and a third zone of 7 metres at 1.81g/t Au.

•

Drill hole BMDD170 returned an interval of 8 metres grading 4.07g/t Au, including 3 metres at 7.91g/t Au and a second zone of 6.9 metres at 2.69g/t Au.

•

Drill hole BMDD171 returned an interval of 30 metres grading 1.36g/t Au, including 1 meter at 5.02g/t Au and a second zone of 4 metres at 2.16g/t Au from 339m.

•

Drill hole BMDD172 returned an interval of 10 metres grading 6.7g/t Au, including 4 metres at 14.47g/t Au from 315m.

•

Drill hole BMDD174 returned an interval of 42.1 metres grading 3.23g/t Au, including 17 metres at 5.26g/t Au from 376m.

The intersection reported here is a core length and may not represent true width but the true width is estimated to be 50 – 60%.

The gold mineralization at the Buckreef is hosted in shear zones emplaced along the fine grained basaltic sequence, medium grained dolerite and strongly altered felsic porphyry units, associated with gold-bearing quartz-sericite-carbonate-pyrite alteration assemblages.  The best gold grades are confined within brecciated and altered dolerite with felsic porphyry intercalation and grey quartz vein with fine disseminated pyrite.

“We are pleased with these higher grade assay results from core drilling at Buckreef” commented Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania).  “These results show that our drilling has been successful and has provided the first opportunity to sample the deep mineralization at Buckreef,” he further added. “This drill intercept has confirmed the width and gold grade of a greater than 12m wide hydrothermal veined mineralized system with a well developed silica-sericite-carbonate-pyrite alteration.  This will serve to further increase our level of confidence associated with the Buckreef gold project as we continue exploration to determine the potential for increasing our resource base.  Meanwhile, all mineralized zones below a vertical depth of 350m below surface remain largely untested.”

Sample Protocol and QA/QC

The samples chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde.  Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by SGS laboratory in Mwanza.  Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA-QC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split with a mechanized core cutter in half with one half to be sent to the laboratory for geochemical analysis and the remaining half to be kept in the storage for future reference and uses.

SGS laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The information in this press release has been reviewed and approved by Mr. Phillip Kaniki.  Mr. Kaniki has a Bachelor of Science in Geology degree from the University of Dar es Salaam (1997), and is a registered scientist with the Canadian Institute of Mining, Metallurgy and Petroleum (Reg. No. 156370).

Respectfully submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors